December 11, 2018

[VIA EDGAR]

Ms. Cecilia Blye

Branch Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	STAAR Surgical Company

Form 10-K for the fiscal year ended December 29, 2017

Filed February 28, 2018

File No. 1-11634

Dear Ms. Blye:

This letter responds to the comment letter dated November 28, 2018 with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 29, 2017 of STAAR Surgical Company (“STAAR” or the “Company”). For your convenience, we have reproduced the comment contained in the November 28, 2018 letter in bold type and have followed the comment with the Company’s response.

General

1.	We note that on your website you identify Medicals International as your distributor in Syria. Syria is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. You do not include disclosure about contacts with Syria in the Form 10-K. Please describe to us the nature and extent of your past, current and anticipated contacts with Syria, including with its government, whether through customers, distributors or other direct or indirect arrangements.

Company Response

Our website provides contact information for the convenience of our surgeon customers who may seek to implant our ophthalmic medical devices. Sales of medical products, such as ophthalmic lenses, is permitted without a specific license from the U.S. Treasury Department’s Office of Foreign Asset Control (OFAC). Such sales are also permitted without a specific license from the Department of Commerce’s Bureau of Industry and Security. Medicals International, headquartered in Lebanon, serves as the Company’s designated distributor for several countries in the Middle East, including Syria. To our knowledge, for the past three years, the Company has sold less than $10,000 of its products directly or indirectly (through Medicals International or otherwise) to customers in Syria. Anticipated revenue in 2018 from sales to customers in Syria is also less than $10,000. This represents de minimis revenue to the Company. To our knowledge, for at least the past three years the Company has not had any contacts with the Syrian government, directly or indirectly, and does not plan to do so in the future.

Before a surgeon customer may purchase a Company ophthalmic lens, the prospective surgeon customer must successfully complete surgery-related training and a background check. It is possible that in the future, we may certify additional surgeons located in Syria and thereafter sell additional intraocular lenses to surgeons although we have no plans to do so currently.

Even if in the future we were to sell additional ophthalmic lenses in Syria, such sale(s) would likely still constitute de minimis revenue to the Company. The fact that the Company’s distributor in the Middle East is authorized to sell our lenses in Syria, and sells less than $10,000 lenses annually does not rise to the level of materiality requiring disclosure in our Annual Report on Form 10-K. Further, based on our past, current, and anticipated sales in Syria, which are not anticipated to ever rise above a de minimis level, no disclosure is required at this time. If in the future our contacts with Syria, including sales, were to rise above the de minimis level, then we will determine what, if any, disclosure is necessary.

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If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (626) 303-7902, ext. 2231.

Very truly yours,

/s/ Samuel Gesten
Samuel J. Gesten
Chief Legal Officer

cc:	Pradip Bhaumik, Special Counsel, Securities and Exchange Commission

Deborah Andrews, Chief Financial Officer

Brian J. Lane, Gibson Dunn

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